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SECU

17005036

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TIAA-CREF Individual & Institutional Services, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte	NC	28262
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy R. Lee — 704 988-2409
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street Suite 4200	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Christy R. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIAA-CREF Individual & Institutional Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina

Signed and sworn to before me this day by:
Christy R. Lee

Date: February 24, 2017

Notary Public

GLORIA RAMJOHN NOTARY PUBLIC CABARRUS COUNTY, N.C. MY COMMISSION EXPIRES 4/24/2017

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIAA-CREF Individual & Institutional Services, LLC
Index
December 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Members of
TIAA-CREF Individual & Institutional Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TIAA-CREF Individual & Institutional Services, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

TIAA-CREF Individual & Institutional Services, LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 104,050,998
Cash segregated under regulatory requirements	54,070,667
Advisory fees receivable	35,440,542
Receivable from clearing broker	7,174,685
Due from affiliated entities	11,299,111
Receivable from Non-proprietary funds	1,043,250
Other assets	785
Total assets	$ 213,080,038
Liabilities and Member's Capital	
Due to affiliated entities	$ 91,093,938
Other liabilities	730,785
Total liabilities	91,824,723
Member's capital	121,255,315
Total liabilities and member's capital	$ 213,080,038

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

TIAA-CREF Individual & Institutional Services, LLC ("Services") was incorporated on September 4, 1990 as a membership corporation and is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Effective January 1, 2004, Services was converted from a membership corporation to a single member limited liability company ("LLC").

Services maintains a contractual arrangement with its affiliate, Teachers Personal Investors Services, Inc. ("TPIS") to distribute shares of various mutual funds on a retail basis for which TPIS is the principal underwriter.

Services offers brokerage services to individuals as an introducing broker clearing on a fully disclosed basis through Pershing LLC. Services also offers investment advisory services to individuals maintaining accounts at Pershing LLC for which it is separately compensated.

Services maintains a Distribution Agreement with TIAA-CREF Life Insurance Company ("T-C Life") under which Services is the principal underwriter and distributor for variable annuity, variable universal life, and market value adjusted annuity products offered by T-C Life.

Services maintains a Distribution Agreement with TIAA under which Services is the principal underwriter and distributor for variable annuities issued by TIAA.

Services maintains distribution agreements with numerous unaffiliated mutual fund groups, and collaborates with TIAA to offer direct sales of selected mutual fund investments ("non-proprietary funds") to customers of TIAA. Services receives distribution fees on the sale of these non-proprietary funds.

Services maintains a Phone Center and Field Support Agreement with TIAA-CREF Tuition Financing Inc. ("TFI") under which Services is compensated for actual costs incurred for services it provides to TFI in its role as program manager for various state tuition savings plans.

Various cash disbursements for Services are made by TIAA. TIAA is reimbursed by Services in accordance with Cash Disbursement and Reimbursement Agreements between Services and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials.

Services has an agreement with TIAA-CREF Trust Company FSB ("Trust Company") under which the Trust Company provides advisory services on customer accounts and custodial services on certain types of customer accounts for Services. Services also has an agreement with the Trust Company under which Trust Company provides bank sweep account services for customer accounts and pays Services administrative service fees for assets swept.

2. Significant Accounting Policies

Basis of Presentation
The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In preparing this statement of financial condition, Services has evaluated events and transactions for potential recognition or disclosure through February 27, 2017, the date the statement of financial condition was available for issue.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

3. New Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15 *Presentation of Financial Statements-Going Concern (Subtopic205-40)* ("ASU 2014-15") will require an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the statement of financial condition is issued (or within one year after the date that the statement of financial condition is available to be issued). Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the statement of financial condition is available for issue. If management determines there is substantial doubt then additional disclosures will need to be included in the accompanying notes to the statement of financial condition. ASU 2014-15 is effective for all entities for the annual reporting period ending after December 15, 2016 and for annual periods and interim periods thereafter. Services has adopted the new guidance and has demonstrated that the Company is a going concern.

4. Cash

Approximately 96% of Services' cash is held at State Street Bank and Trust Company. The remaining 4% is held at JPMorgan Chase & Co. All of Services' cash segregated under regulatory requirements is held at US Bank. Financial instruments that potentially subject Services to a concentration of risk consist principally of cash balances deposited into one financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation currently insures cash balances up to $250,000. Services' management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

5. Taxes

Services is a single member LLC and, as such, is treated as a division of TIAA for federal income tax purposes. Because of its status, Services is disregarded as a separate entity for income tax purposes and thus does not record income taxes in its financial statements.

Services is not a legal entity for tax purposes and not a member in the TIAA tax sharing agreement or any other formal tax sharing arrangement.

Services is subject to various state taxes based on revenues or business license taxes. Revenue

based taxes are partially subject to reimbursement by affiliates under agreements to perform services "at cost." In 2016, accrued state tax liability of $430,000; which was included in Other liabilities. A receivable for $240,000 was included in Due from affiliated entities related to reimbursement to be received.

6. Special Reserve Bank Account

Cash of $54,070,667, which is recorded in the Statement of Financial Condition as cash segregated under regulatory requirements, has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). Cash held temporarily for customers is related to remittances awaiting final instructions or documentation from the customer. Services includes cash and securities held temporarily for customers and certain other associated items in determining the amount required to be held as segregated cash under Rule 15c3-3 of the SEC.

7. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC ("Rule"). Under the Rule, Services is required to maintain minimum net capital, as defined under the Rule, equal to the greater of $250,000 or 6 2/3 percent of aggregate indebtedness, as defined under the Rule. At December 31, 2016, Services had net capital of $74,067,416, which exceeded required net capital by $67,973,431, and a ratio of aggregate indebtedness to net capital of 1.23 to 1.

8. Commitments and Concentration of Credit Risk

Services offers discount brokerage services through Pershing, LLC (the "Clearing Broker") on a fully disclosed basis. Pursuant to the terms of the agreement between Services and the Clearing Broker, the Clearing Broker has the right to charge Services for losses that result from a customer's failure to complete a purchase or sale transaction.

The maximum potential liability of Services could be equal to the aggregate trading volume of its customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to Services who could, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, Services may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. At December 31, 2016, Services has recorded no liability with regard to customer transactions. During the year ended December 31, 2016, Services experienced de minimis net losses as a result of its customers' failure to fulfill any purchase or sale transactions.

Services' has retail brokerage clients who conduct securities transactions on a margin basis. In margin transactions, credit is extended to customers by the Clearing Broker subject to various regulatory and internal margin requirements. As an introducing broker, it is Services' responsibility to collect initial margin requirements from its clients and to monitor the adequacy of such collateral on an ongoing basis. In this regard, Services may require the deposit of additional collateral or may reduce security positions as necessary to satisfy regulatory and internal requirements. Margin transactions may expose Services to credit and market risk in the event a client fails to satisfy its obligations. In that event, Services may be required to purchase or sell financial instruments at current market prices to satisfy the customer's obligation to the Clearing Broker. The maximum

amount of Services's potential exposure to reimburse the Clearing Broker on margin accounts may fluctuate daily depending on the amount of secured borrowings requested by customers, and may not be readily estimated due to volatility in the amount of such borrowings. No amount is accrued in these statement of financial conditions for potential reimbursements to the Clearing Broker on margin loans extended to Services's customers. Services mitigates this risk by revaluing collateral at current prices, limiting portfolio concentration and by monitoring compliance with credit limits and industry regulations.

Services has established a liability of $300,000 for the anticipated costs of open regulatory actions or litigation, and is included in other liabilities. In the opinion of management, the ultimate disposition of such matters will not have a material adverse impact on Services's financial position, net capital, or results of operations.

9. Related Party Transactions

Services incurs expenses for distribution activities related to the issuance of variable annuity contracts by the College Retirement Equities Fund ("CREF") and on behalf of the TIAA Real Estate Account ("REA"). Such activities performed by Services are at cost, pursuant to a Principal Underwriting and Distribution Services Agreement with CREF and a Distribution Agreement with REA. Fees are earned by Services based on a percentage of CREF's and REA's daily net assets, adjusted to actual costs quarterly, based on actual amounts charged to Services by TIAA.

Services distributes shares of various affiliated mutual funds, tuition savings plans and insurance products on a retail basis under agreements with TPIS, TFI, T-C Life, and TIAA. Additionally, Services distributes mutual funds to participants of TIAA and CREF as well as offers brokerage services to customers that are cleared through Pershing LLC. At December 31, 2016, due from affiliated entities includes $220,940 from CREF, $1,660,720 from TPIS, $7,932,048 from TFI, $1,070,402 from T-C Life. At December 31, 2016, due to affiliated entities includes $297,104 from REA related to the distribution of insurance products, mutual funds, and tuition savings plans.

Virtually all cash disbursements for operating expenses incurred by Services are paid by TIAA, which is reimbursed by Services in accordance with Cash Disbursement and Reimbursement Agreements with TIAA. In accordance with the agreements between Services and TIAA, Services is not obligated to pay TIAA for any expenses until and unless the associated revenue is received. At December 31, 2016, $84,772,943 is due to TIAA and affiliated entities related to such expenses.

Services has an agreement with Trust Company under which the Trust Company provides advisory services on customer accounts and custodial services on certain types of customer accounts for Services. At December 31, 2016, $6,023,891 is due to affiliated entities related to this expense.

Services also has an agreement with the Trust Company under which Trust Company provides bank sweep account services for customer accounts and pays Services administrative service fees for assets swept. At December 31, 2016, due from affiliated entities includes $415,001 related to the administrative services performed.

10. Subsequent Events

Services incurs expenses for proprietary and non-proprietary mutual fund distribution activities related to the distribution of various TIAA products. On January 1, 2017, Services entered into a Cost Disbursement and Cost Reimbursement Agreement ("Agreement") with TIAA regarding mutual fund distribution. Under the terms of the Agreement TIAA will reimburse Services for the expenses incurred for proprietary and non-proprietary mutual fund distribution. Services has evaluated these events through February 27, 2017, the date the financial statements were available for issue.

Christy Lee
Chief Financial Officer

Toll Free: 877.535.3910 x2409
Local: 704.988.2409
clee@tiaa.org

TIAA

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
415

February 27, 2017

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549

To Whom It May Concern:

Re: Audited Statement of Financial Condition for Public Inspection

Enclosed is the 2016 Statement of Financial Condition for TIAA-CREF Individual & Institutional Services, LLC with a separate notarized facing page which is available for Public Inspection.

Please contact me if you have any questions.

Sincerely,

Christy Lee
Chief Financial Officer

TIAA-CREF Individual & Institutional Services, LLC

Statement of Financial Condition
December 31, 2016